Exhibit 3

FLUID MUSIC CANADA, INC.

(FORMERLY FLUID MUSIC, INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For The Year Ended December 31, 2008

(Expressed in U.S. Dollars)

Dated March 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) of Fluid Music Canada, Inc.’s (the “Company” or “Fluid”) financial condition and results of operations as of December 31, 2008, should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2008 which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For additional information and details, readers are referred to the Company’s continuous disclosure filings which can be found on www.sedar.com (“SEDAR”). All amounts herein are stated in U.S. dollars, unless otherwise noted.

Forward-Looking Statements

This MD&A contains “forward-looking statements” which reflect the current expectations of management of the Company regarding the Company’s future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “should”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavour”, “seek”, “predict”, “potential” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management of the Company. Forward-looking statements involve significant risks, uncertainties and assumptions.  In particular, such forward-looking statements assume that the Company’s current products, technology, and pricing models, remain competitive in a rapidly changing digital music market.  Such forward-looking statements also assume, to an extent, the Company’s ability to identify attractive, complementary acquisition targets, negotiate acceptable acquisition terms, and obtain acquisition financing on reasonable terms, all factors subject to rapidly evolving market conditions.  Furthermore, future acquisitions, or other strategic business decisions that are required by a changing music market and challenging capital markets, may have the effect of transforming the Company’s business model substantially beyond what is described in this MD&A.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in greater detail in the “Risk Factors” section of this MD&A and of the Company’s annual information form (“AIF”) dated March 31, 2009, filed on SEDAR. The following MD&A should be read in conjunction with the audited consolidated financial statements.

The Company assumes no obligation to publicly release any revision to any forward-looking statements contained in this MD&A, except as required by law.

Overview, History & Evolution of Strategy

The Company, formerly Fluid Music, Inc., completed its initial public offering of common shares (the “IPO”) in Canada and listing on the Toronto Stock Exchange (the “TSX”) on June 19, 2008 and, in connection therewith, re-domiciled from Nevada to Canada on June 17, 2008.  Fluid’s original business plan was predicated on deriving revenue by licensing or retailing its large digital music library.  Fluid has assembled a music library of over five million songs, free from digital rights management (“DRM”) restrictions, from a diverse network of producers including major label, independent and emerging artists.  Moreover, Fluid owes relatively low royalties for use of a significant portion of its library.

Management identified what it believed to be a significant business opportunity in deploying its low cost advantage library in the specialty music market.  Fluid developed a plan under which it would acquire, in succession, a number of specialty music producers and distributors (the “roll-up” strategy).  By combining these specialty music retailers, Fluid would realize typical economies of scale from the target businesses; more fundamentally, however, Management believed that it would be positioned to substantially lower the combined business’s ongoing cost of sales by swapping in content from its low-cost library.

Fluid’s “roll-up” strategy, given that it was predicated on multiple acquisitions of substantial operating businesses, required access to significant capital well beyond Fluid’s IPO proceeds.  While Fluid’s IPO was successful, shortly after it was completed, financial conditions worldwide began a prolonged and swift deterioration.  As a result of the deterioration, debt financing was no longer available on commercially reasonable terms or prices.  As Fluid’s roll-up strategy required debt capital in order to finance multiple acquisitions, the roll-up strategy was no longer feasible.  The economic deterioration is ongoing as at the date of this MD&A, and Management believes that these conditions will continue to persist for an extended period of time.  As such, Management does not believe that an opportunity to pursue the roll-up strategy will re-emerge in the near future.

With capital market conditions impinging on the larger economy, Management undertook, in the fourth quarter of 2008, a review of the Company’s product lines.  Negative market conditions and uncertainty surrounding certain of the Company’s more speculative lines of business, such as its digital music retail business and its advertising-based business, have led management to conclude that the optimal areas for Management attention are 1) seeking profitable acquisition targets, and 2) growing Trusonic, Inc’s (“Trusonic”) Internet music and messaging business.  Management believes that such a shift away from its more speculative product lines represents a more responsible deployment of shareholder capital, given the current economic retraction.

Acquisitions have played a significant role in Fluid’s development, and will play a transformative role in its future growth.  Acquisition multiples have been depressed by current economic conditions, creating an opportune moment for buyers holding cash, such as the Company.  The Company retains a significant cash balance, and continues to strive to reduce its cash outflows in order to preserve its buying power.  Additionally, Management has substantial experience in identifying, acquiring, growing and selling businesses, and believes it can add value to selected target businesses.  Future acquisitions may or may not be related to music; accordingly, the nature of the Company’s business may change significantly depending on the nature of future acquisitions.

Fluid’s principal operating subsidiary, Trusonic, delivers music and messaging services across the Internet to a wide range of retail and hospitality businesses.  While Management believes that Trusonic’s overall future is bright, Management does not intend to deploy substantial additional capital in pursuit of growing the Trusonic business, as it has already invested significant capital and believes that the opportunity to generate super-normal returns through further investment is limited.  Management believes that, in light of the difficult economic conditions, additional acquisitions are likely to offer the greatest potential returns on the use of the Company’s capital.

Overall Performance

During the twelve months ended December 31, 2008, the Company raised gross proceeds of CDN$27 million which equated to net cash proceeds of $23,736,983, excluding the non-cash cost of $581,950 for the warrants issued to the IPO agents. The Company repaid certain debt obligations and associated interest totaling $2,095,000.  Further to its strategic objectives, the Company intends to deploy the balance of the net proceeds in pursuing accretive acquisition opportunities.

In 2008, the Trusonic business continued to grow and attract major new clients to its service.  Significant new client relationships established in 2008 include Boston Market, Dillards, and Crate and Barrel.  Because of the subscription-based sales arrangements and long-term nature of typical Trusonic-client relationships, significant new client wins create a recurring revenue stream that typically extends several years into the future.  The sales pipeline at Trusonic is large, and growing, with additional new client wins in the first quarter of 2009.  While Trusonic’s business does not exist in isolation from the current negative economic conditions, Management is optimistic regarding Trusonic’s future growth prospects.

The Company is committed to executing accretive transactions and continues to pursue a variety of opportunities.  Management believes that the Company is well-positioned in this regard given its cash balance, market conditions, and experience with pursuing an acquisition-based strategy.  Nevertheless, there are unavoidable transactional expenses related to pursing an acquisition strategy, and given the multiplicity of factors at work in a successful acquisition, Management can never proceed with 100% certainty.  On July 15, 2008, the Company announced its intent to acquire all of the outstanding units of Somerset Entertainment Income Fund (TSX: SOM.UN) (“Somerset”), a leading North American producer and distributor of specialty music sold through non-traditional retailers using proprietary interactive displays. The two companies had entered into an exclusive negotiating period until September 30, 2008. The intended offer to purchase all of the outstanding units at CDN$3.35 per unit payable CDN$2.00 in cash and the remainder in Fluid common shares was rejected by Somerset’s board of trustees and the transaction costs of $760,000 associated were expensed in the third quarter.

Management strives to preserve its cash in order to retain maximum flexibility in its acquisition strategy.  Accordingly, the Company has reduced its cost base for the fourth consecutive quarter and continues to examine its cost structure for savings and operational efficiencies across a number of endeavours including facilities, personnel and certain functions.

In the fourth quarter of 2008, taking into account the deteriorating capital markets, severe economic contraction, change in business orientation, and a range of internal indicators, the Company conducted an analysis of the carrying value of its assets, and concluded that its goodwill was impaired.  This determination was reached on the basis of the Company’s decision not to pursue its more speculative lines of business and the overall weakening of the economy and resulting demand for the Company’s products.  Accordingly, the Company has recorded an impairment of all of its goodwill, totalling $2,937,523, in the fourth quarter of 2008.  Additionally, the Company has substantially written down its investment in Innovative Diversified Technologies, Inc, dba DiskFaktory (“DiskFaktory”).

Risk Factors

While the Company’s final prospectus of June 12, 2008 enumerated a comprehensive range of risk factors, the current, dire economic conditions and change in strategy give rise to a number of additional risk factors, delineated below:

Financing Risk

With the deterioration of capital markets worldwide, there is an increased risk that the Company may not be able to obtain the additional debt or equity financing it may require to consummate future acquisitions.  While Management believes that the Company possesses sufficient cash resources to execute its business plan, (see “Liquidity and Capital Resources” section), an inability to access acquisition financing, or financing at a reasonable cost, could affect the Company’s ability to grow.  Given the uncertainty surrounding equity and debt markets, Management cannot gauge with certainty to what extent this may be a problem and for how long it may persist.

Economic Contraction

The economy of the United States of America, where the Company presently generates virtually all of its revenues, is currently undergoing a severe retraction.  Economic experts are divided as to the likely length of this retraction.  The Company’s principal operating business, Trusonic, primarily serves retail and hospitality businesses.  These businesses will be negatively affected by the country’s ongoing economic difficulties.  There is a significant risk that Trusonic’s revenues could be materially affected by the bankruptcy or rationalization of a portion of its existing client base.  A material reduction in revenue would negatively impact the Company’s net loss and cash position.

Please consult the Company’s AIF, available for retrieval on SEDAR, for discussion of additional risk factors.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31, (audited)
	2008	2007	2006

Statement of Operations Data
Total revenue	$4,641,442	$1,070,372	$2,308,456
Net loss	(19,399,305)	(10,099,278)	(7,040,005)
Loss per share (basic and diluted)	(0.43)	(0.63)	(1.61)
Balance Sheet Data
Total assets	20,971,480	10,308,837	1,982,652
Total long-term liabilities	1,026,519	1,704,306	9,727,669

Revenue

The Company’s revenue streams are described in the following table:

	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006
Programming and Broadcasting	$4,577,552	$862,058	$—
Advertising	—	194,622	2,151,411
Artist Services	35,748	13,692	153,420
Retail Music	28,142	—	—
Other Revenue	—	—	3,625
Total Revenue	$4,641,442	$1,070,372	$2,308,456

The Company’s revenues are derived predominantly from sales of digital music programming and messaging services to clients of its Trusonic business, and historically artist services and advertising fees. Following its acquisition of certain assets of Audio Lunchbox LLC (“ALB”) on December 21, 2007, the Company also sells digital music to consumers. The Company provides programming and broadcasting services largely on a subscription basis to its business customers, including retailers, restaurants, department stores, hotels and business offices, typically pursuant to one to five-year contracts. These services include background music, messaging, telephone on hold and other music services. The operation of these services requires the use of an MBox, the Company’s proprietary media player, which is provided to the subscribers’ locations by outright sale, lease or loan arrangement.

The Company also has historically generated revenue from advertising, including the American Idol Magazine.  The Company has historically generated revenue from services provided to artists including fees charged for uploading songs onto the Company’s websites. In exchange for these fees, the Company would guarantee plays and provide “spin credits.”  In late 2007, the Company made a strategic decision to cease charging for those specific services.

The changing composition of the revenue stream between 2008 and 2007 reflects the Company’s shift away from businesses related to the American Idol brand — namely the American Idol magazine and website — to the acquisition of Trusonic.  The Company elected to discontinue the advertising rights related to the American Idol Magazine in June 2007 and did not renew its Freemantle operating license related to the American Idol website in early 2008.  Artist Services and Advertising Revenue in 2008 reflects the wind down of that business.  Retail Music revenue in the twelve months ended December 31, 2008 comprised net retail music sales from digital music downloads sold through the Internet via the ALB website, which was acquired in late December 2007.

Revenue for the twelve months ended December 31, 2008 grew $3,571,070 compared to the prior year, due primarily to the addition of programming and broadcasting services related to Trusonic, which was purchased on October 17, 2007.  Trusonic revenues are composed largely of a) sales of MBOX equipment, and b) monthly subscription fees related to the ongoing provision of music and messaging services.  Revenues for the twelve months ended December 31, 2007, decreased to $1,070,372, from $2,308,456 in the prior year, largely due to the elimination of American Idol Magazine, and, to a lesser extent, artist services.

Total Costs and Operating Expenses

The following table categorizes the expenditures for the previous three years:

	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006
Cost of Revenue	$2,179,956	$827,096	$1,655,131
Sales and Marketing	1,144,037	1,275,517	2,495,599
General and Administrative	11,119,591	5,995,693	2,089,000
Research and Development	—	177,566	445,321
Operating Licenses	417,725	780,037	980,516
Depreciation and Amortization	1,448,130	1,018,227	455,027
Exchange Loss	529,537	—	—
Total Costs and Operating Expenses	$16,838,976	$10,074,136	$8,120,594

Cost of revenue for the twelve months ended December 31, 2008 increased $1,352,860 compared to the prior year comparable periods due to the addition of music programming and broadcasting services. These costs are largely attributable to the Trusonic business.  Cost of revenue in 2006 was largely attributable to the direct publishing and printing costs of the American Idol Magazine.  As this line of business was discontinued in March 2007, overall cost of revenue for the Company decreased from 2006 to 2007.

Sales and marketing expenses for the twelve months ended December 31, 2008 decreased $131,480 compared to the prior year, reflecting a full year without the American Idol Magazine business.  Sales and marketing expenses decreased in 2007 from 2006 by $1,220,082, which was predominantly attributable to the cessation of the American Idol Magazine, reduction in paid search advertising costs, offset by the addition in the fourth quarter of sales and marketing activities of Trusonic of approximately $141,000.  Sales in marketing expenses in 2006 were largely related to the American Idol Magazine and paid search advertising costs.

The increase in G&A expenses for the twelve month periods ended December 31, 2008 over 2007 is due to higher stock compensation expenses, termination expenses, an increase in expenses related to Trusonic, and included approximately $760,000 of outside professional services related to the aborted Somerset transaction.  General and administrative expenses in 2007 increased $3,906,693 compared to 2006 primarily due to (i) additional professional service fees of approximately $2,200,000 associated with consummating the merger of Fluid Audio Network, Inc. into Freedom 20, Inc. in February 2007, the subsequent cost of compliance with applicable United States securities laws as a reporting company along with audit and legal costs related to a proposed public equity offering, and additional personnel, facilities and stock compensation expense.

Research and development expenses were nil in 2008, as the Company ceased its development activities and refocused on growing existing product lines.  Research and development expenses decreased $267,755 in 2007 compared to 2006 as most of the Company’s development activities were undertaken in 2006 and 2005 when the Company explored and developed its technology related to artist services.

Operating license expenses relate, in 2008, to the Company’s license agreement with Billboard, and in 2007 and 2006 to its operation of the American Idol Magazine and the American Idol Underground website. In February 2008, the Company entered into an amended license agreement with Billboard pursuant to which the Company obtained the exclusive right to use Billboard’s name and trademark for launching an online community and other commercial use. In December of 2008, the Company and Billboard agreed to terminate the Company’s obligations to Billboard pursuant to a settlement agreement, and the Company’s expenses related to both the original and settlement agreements have been expensed in 2008 and are included under operating license expenses.  The reduction in operating license expenses from 2007 to 2008 relates to the full cessation of the American Idol business.  The reduction of approximately $200,000 in 2007 compared to 2006 was directly attributable to the cessation of American Idol Magazine in June 2007, offset by the annual increase in website license fees.

Total costs and operating expenses for the twelve months ended December 31, 2008 increased $6,764,840 or 67% over the prior year period, primarily attributable to the added cost of revenue related to the Trusonic acquisition on October 17, 2007 and increased general and administrative expenses.  Total costs and operating expenses for the year ended December 31, 2007 increased $1,953,542 or 24% over the same prior year period, primarily attributable to increases in general administrative expenses associated with professional fees of approximately $2,200,000 related to the reverse merger, the attendant SEC filings, and the restatement of the prior year’s earnings.

Depreciation and amortization expense comprises depreciation related to fixed assets and, to a greater extent, the amortization of the intangible assets associated with the 2007 acquisitions of Trusonic on October 17, 2007 and the ALB assets on December 21, 2007 and the sublicense advertising rights to the American Idol Magazine acquired in 2006 and used until June 2007 when those costs were fully amortized. The increase of depreciation and amortization expense in 2008 over 2007 is attributable to a full year of amortization of intangible assets related to Trusonic and ALB.  The increase in 2007 of $563,200 compared to 2006 relates to the amortization of the intangibles associated with the acquisitions of Trusonic and the ALB assets of $187,526, American Idol Magazine advertising rights of $260,000 written off and $115,674 of incremental fixed asset depreciation and website amortization.

In 2008, the Company incurred an exchange loss of $529,237, due to fluctuations in the Canadian currency versus the US dollar.  While the Company’s reporting currency is USD, the bulk of its funds were converted in 2008 into Canadian dollars, and exchange rate fluctuations in the year gave rise to the loss.  In 2007 and 2006 the Company did not incur an exchange loss as its operating and reporting currencies were both US dollars.

Total costs and expenses increased in 2008 from 2007, primarily due to a full year’s worth of results from Trusonic, and increased G&A.  The increase in G&A from 2006 to 2007 was substantially driven by higher professional fees.

To date, the Company’s use of its proceeds from its IPO have differed from those outlined in the Company’s final prospectus dated June 12, 2008 (the “Final Prospectus”) filed on SEDAR:

Purpose:	Amount as outlined in Final Prospectus	Actual amount, June 18 — December 31, 2008:
Strategic Acquisitions	$10,000,000	$—

Product Development	$1,250,000	$—

General Corporate Purposes and Debt Repayment	$7,710,000	$8,514,127

Since its IPO, the Company has not acquired additional businesses.  Acquiring one or more profitable businesses, however, remains a top priority for the Company, and Management believes that a significant portion of its IPO proceeds will still be used towards this goal.

With the Company’s tighter focus on the Trusonic business, the Company has not used its IPO proceeds to develop its more speculative product lines, such as the advertising-based business.  The Company has also terminated its relationship with Billboard, and accordingly has not invested in developing products related to this relationship.

Since its IPO, the Company has used $8,514,127 of its cash towards general corporate purposes and debt repayment.  Specific uses have included repayment of the 15% secured convertible debentures issued to PFH Investments Limited on May 26, 2006 (“PFH Debenture”), expenses related to the aborted acquisition of Somerset, and deferred consideration for the acquisition of Trusonic.  Expenditures have been lower than forecasted at the IPO due to lower overall personnel costs.

Interest Expense

Interest expense for the twelve months ended December 31, 2008 was $3,620,398, partially offset by interest income of $209,727. The expense in 2008 was primarily attributable to the promissory notes related to the Trusonic acquisition, as well as a non-cash, one-time charge of $2,184,217 attributable to the fair value of the warrants associated with the 12% unsecured convertible debentures issued on January 31, 2007 (the “Convertible Debentures”), $1,097,891 relating to fully amortizing the conversion feature and loan origination costs as well as recognition of debenture interest rate amendments upon repayment of the PFH debenture, $178,901 related to loan costs and interest on the Convertible Debentures which were converted into common shares, $154,580 of interest expense on the promissory notes relating to the acquisition of Trusonic and the balance was attributable to interest on officer and shareholder loans.  Interest expense for year ended December 31, 2007 was $1,026,179, an increase of $686,667 over the prior year. This increase was primarily attributable to $286,000 of accrued interest and $209,916 of issuance cost amortization associated with the Convertible Debentures (as defined in “Description of Share and Loan Capital —Debentures”) issued in January 2007 and $154,285 of interest arising from the original issue discount on the PFH Debenture issued on May 29, 2006.

Impairment

In the fourth quarter of 2008, taking into account the deteriorating capital markets, severe economic contraction, change in business orientation, and a range of internal indicators, the Company conducted an analysis of the carrying value of its assets, and concluded that its goodwill was impaired.  This determination was reached on the basis of the Company’s decision not to pursue its more speculative lines of business and the overall weakening of the economy and resulting demand for the Company’s products.  Accordingly, the Company has recorded an impairment of $2,937,523 in the fourth quarter of 2008.  Additionally, the Company has substantially written down its investment in DiskFaktory.

Net Loss

The net loss in 2008 increased $9,300,027 over the prior year, due primarily to loss contributed from the Trusonic business, a full year of amortization of related intangibles, costs related to the aborted acquisition of Somerset, and the goodwill impairment recorded in the fourth quarter.  Net loss for the year ended December 31, 2007 increased to $10,099,278 compared to $7,040,005 for the prior year, primarily as a result of lower revenue and increased spending in general and administrative costs, but offset by the lower deemed dividends arising from the conversion of the Company’s preferred stock to common shares.

Summary of Quarterly Results, and Discussion of Fourth Quarter

Selected financial information for the previous eight quarters:

Fiscal Year 2008	Three Months Ended December 31, 2008	Three Months Ended September 30, 2008	Three Months Ended June 30, 2008	Three Months Ended March 31, 2008
Revenue	$1,343,023	$1,269,945	$1,053,617	$974,857
Loss from Operations	$(2,474,707)	$(2,909,062)	$(3,131,311)	$(3,682,454)
Net Loss	$(6,132,028)	$(2,908,798)	$(6,414,393)	$(3,944,086)
Net Loss per share (basic and diluted)	$(0.12)	$(0.06)	$(0.17)	$(0.11)

Fiscal Year 2007	Three Months Ended December 31, 2007	Three Months Ended September 30, 2007	Three Months Ended June 30, 2007	Three Months Ended March 31, 2007
Revenue	$886,343	$5,218	$65,301	$113,510
Loss from Operations	$(2,706,983)	$(2,593,616)	$(1,859,093)	$(1,844,072)
Net Loss	$(3,029,601)	$(2,794,668)	$(2,170,719)	$(2,104,290)
Net Loss per share (basic and diluted)	$(0.09)	$(0.19)	$(0.25)	$(0.40)

Additional supplemental detail is provided below for each quarter since the Company’s initial public offering, in order to assist with a discussion of the fourth quarter:

Fiscal Year 2008	Three Months Ended December 31, 2008	Three Months Ended September 30, 2008	Three Months Ended June 30, 2008

Programming and Broadcasting	$1,323,029	$1,255,444	$1,037,840

Advertising, Artist Services and Retail Music	19,994	14,501	15,777

Total Revenue	$1,343,023	$1,269,945	$1,053,617

Cost of Revenue	$585,520	$600,942	$485,066

Sales and Marketing	191,050	383,907	282,456

General and Administrative	1,808,292	2,763,894	3,042,588

Research and Development	—	—	—

Operating Licenses	266,667	67,725	50,000

Depreciation and Amortization	436,664	362,539	324,818

Exchange Loss	529,537	—	—

Total Costs and Operating Expenses	$3,817,730	$4,179,007	$4,184,928

Loss from Operations	$(2,474,707)	$(2,909,062)	$(3,131,311)

Net Loss	$(6,132,028)	$(2,908,798)	$(6,414,393)

In the fourth quarter of 2008, Fluid continued to improve against its goals of growing Trusonic’s revenue while narrowing its operating costs.

Revenue in the fourth quarter grew by $73,278, or approximately 6%, sequentially from the third quarter of 2008.  Revenue growth is largely attributable to an increase in Trusonic’s client base, and attendant monthly service fees.

The decrease in cost of revenue of $15,422 from the third to the fourth quarter is not material, and as a percentage of revenue, cost of sales remained flat at 44%.

General and administrative expenses decreased by $955,602 in the fourth quarter of 2008 sequentially from the third quarter due largely to the expensing of a number of costs in the third quarter related to the aborted Somerset acquisition in the third quarter, and a reduction in personnel and compensation in the fourth quarter.